SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Apache Corporation 401(k) Savings Plan
Exact name of Registrant as specified in charter

0000006769 Apache Corporation
Registrant CIK Number

Annual Report on Form 11-K Year Ended December 31, 2002
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-63817
SEC file number, if available

____
Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 27, 2003.

Apache Corporation 401(k) Savings Plan
(Registrant)

By: ________________________
Jeffrey M. Bender, Chairman
Retirement Plan Advisory Committee

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on June ____, 2003, that the information set forth in this statement is true and complete.

____
(Name)

By: ________________________
(Title)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2002

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from ________________ to ________________

Commission file number 33-63817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Financial Statements and Supplemental Schedule

Apache Corporation 401(k) Savings Plan
Year ended December 31, 2002

Apache Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-4035

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001, were audited by other auditors who have ceased operations and whose report dated May 3, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Advisory Committee of the
Apache Corporation 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Apache Corporation 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 3, 2002

This is a copy of an accountant's report previously issued by Arthur Andersen LLP, and has not been reissued by Arthur Andersen.

Apache Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value:		
Apache Corporation common stock fund:		
Apache Corporation common stock	**$ 55,579,646**	$ 54,463,972
Fidelity Institutional Cash Portfolio:		
Money Market Fund Class I	**–**	1,311,045
Cash, interest-bearing	**–**	128,199
Self Directed Brokerage Account:		
Common stock	**423,815**	231,900
Mutual funds	**32,457**	22,019
Cash and money markets	**350,723**	168,933
Index and stock options	**3,530**	–
Limited partnerships	**6,100**	–
Fidelity Puritan Fund	**2,116,955**	2,177,943
Fidelity Equity Income Fund	**7,118,043**	8,127,675
Fidelity Growth Company Fund	**1,496,390**	1,723,051
Fidelity Blue Chip Growth Fund	**6,387,757**	7,618,287
Fidelity Low-Priced Stock Fund	**4,768,585**	3,829,503
Fidelity Magellan Fund	**16,303,454**	22,634,891
Spartan U. S. Equity Index Fund	**1,759,064**	1,895,805
Fidelity Overseas Fund	**1,544,409**	1,584,527
Fidelity Intermediate Bond Fund	**6,462,634**	3,239,852
Fidelity Managed Income Portfolio	**11,667,123**	8,315,523
Fidelity Retirement Money Market Portfolio	**8,493,343**	6,724,051
Aerial Fund	**246,791**	–
FID Freedom Income	**69,583**	–
FID Freedom 2000	**81,344**	–
FID Freedom 2010	**311,213**	–
FID Freedom 2020	**330,698**	–
FID Freedom 2030	**19,709**	–
FID Freedom 2040	**7,860**	–
Participant loans	**1,767,108**	1,387,510
	127,348,334	125,584,686
Liabilities		
Accrued expenses	**20,040**	94,849
Net assets available for benefits	**$127,328,294**	$125,489,837

See accompanying notes.

Apache Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:	
Participant contributions	$ 6,254,800
Employer contributions	4,615,810
Rollover contributions	491,932
Investment income	1,686,094
Total additions	13,048,636
Deductions:	
Administrative fees	127,373
Benefits paid to participants	7,777,490
Net depreciation in fair value of investments	3,305,316
Total deductions	11,210,179
Net increase	1,838,457
Net assets available for benefits at:	
Beginning of year	125,489,837
End of year	$ 127,328,294

See accompanying notes.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following brief description of the Apache Corporation 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the *Summary Plan Description* for more complete information, a copy of which is available from Apache Corporation (the "Company").

The Plan was established on January 1, 1985. The Plan is a defined contribution plan open to all eligible employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 25% of their compensation. The Company makes a basic contribution equal to 100% of the first 6% of each participant's contributions. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the Self Directed Brokerage Account.

Vesting

Participants are immediately 100% vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20% vested after the completion of one year of service and continues to vest 20% per year becoming fully vested after the completion of five years of credited service. Forfeitures of unvested accounts may be used to reduce future employer contributions to the Plan or pay the administrative expenses of the Plan.

Participant Loans

Participants may borrow from their accounts a minimum of $500, up to the lesser of $50,000 less the participant's highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus 1%. Loans must generally be repaid through payroll deductions within four years.

1. Description of Plan (continued)

Benefit Payments

Participants are eligible to receive lump-sum benefits equal to the vested value of their account upon retirement, disability, death, or termination of employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Fidelity Management Trust Company serves as the Plan's trustee and holds all investments of the Plan. Investments in mutual funds and common stock are stated at fair value based on quotations obtained from national securities exchanges. The investment in

2. Summary of Accounting Policies (continued)

the common collective trust fund is stated at fair value as determined by the issuer, based on the quoted market value of the underlying investments. The money market fund and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds, and a common collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

During 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31 2002
Mutual funds	$ (11,340,099)
Common stocks	8,034,783
	$ (3,305,316)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Apache Corporation 401(k) Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 41-0747868 PN: 002

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
* Apache Corporation	975,253 shares of common stock	**$ 55,579,646**
* Fidelity Investments	Fidelity Puritan Fund	**2,116,955**
* Fidelity Investments	Fidelity Equity Income Fund	**7,118,043**
* Fidelity Investments	Fidelity Intermediate Bond Fund	**6,462,634**
* Fidelity Investments	Fidelity Blue Chip Growth Fund	**6,387,757**
* Fidelity Investments	Fidelity Magellan Fund	**16,303,454**
* Fidelity Investments	Fidelity Growth Company Fund	**1,496,390**
* Fidelity Investments	Fidelity Retirement Money Market Portfolio	**8,493,343**
* Fidelity Investments	Fidelity Overseas Fund	**1,544,409**
* Fidelity Investments	Fidelity Managed Income Portfolio	**11,667,123**
* Fidelity Investments	Spartan U. S. Equity Index Fund	**1,759,064**
* Fidelity Investments	Fidelity Low-Priced Stock Fund	**4,768,585**
* Fidelity Investments	Ariel Fund	**246,791**
* Fidelity Investments	FID Freedom Income	**69,583**
* Fidelity Investments	FID Freedom 2000	**81,344**
* Fidelity Investments	FID Freedom 2010	**311,213**
* Fidelity Investments	FID Freedom 2020	**330,698**
* Fidelity Investments	FID Freedom 2030	**19,709**
* Fidelity Investments	FID Freedom 2040	**7,860**
Brokerage Link	Self-Directed Brokerage Account	**816,625**
* Participant loans	Varying maturity dates and interest rates ranging from 5.75% to 10.5%	**1,767,108**
		$127,348,334

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation
401(k) Savings Plan
(Name of Plan)

Date: June 27, 2003

Jeffrey M. Bender, Chairman
Retirement Plan Advisory Committee

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP
23.2	Information regarding Consent of Arthur Andersen LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 33-31407 and 33-63817) pertaining to the Apache Corporation 401(k) Savings Plan of our report dated June 20, 2003, with respect to the financial statements and schedule of the Apache Corporation 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Houston, Texas
June 24, 2003

Exhibit 23.2

INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN, LLP

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

In June of 2002, Arthur Andersen LLP ("Andersen") was convicted of obstructing justice, which is a felony offense. The SEC prohibits firms convicted of a felony from auditing public companies. Andersen is thus unable to consent to the incorporation by reference of its audit report with respect to the statement of net assets available for benefits of the Apache Corporation Savings Plan (the "Plan") as of December 31, 2001 into Apache Corporation's previously filed Registration Statement on Form S-8 (Registration No. 0000006769 Apache Corporation). Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Annual Report on Form 11-K, which is incorporated by reference into the Registration Statement, without a written consent from Andersen. As a result, with respect to transactions in Apache Corporation's securities pursuant to the Registration Statement that occur subsequent to the date this Annual Report on Form 11-K is filed with the Securities and Exchange Commission, Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act.